SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 11, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ALERT: ChipMOS TAIWAN COMMENCES TWSE TRADING UNDER TICKER 8150 ON APRIL 11, 2014

Hsinchu, Taiwan, April 11, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and testing services, today announced that ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), its majority owned subsidiary, commences trading on Taiwan Stock Exchange (“TWSE”) on April 11, 2014 under Stock Ticker 8150, with 864.6 million shares outstanding, of which the Company owns approximately 522.1 million or 60.4% of the shares outstanding. Shares that previously traded on the Gre Tai Securities Market will now trade on the TWSE and cease trading on the Gre Tai Securities Market.

Information on and related to the ChipMOS Taiwan’s listing application has been disclosed in the Company’s earlier announcements on its March 18, April 12, April 18, May 10, August 26, October 8 and November 27, 2013 and January 28, March 11, March 28, April 1 and April 3, 2014 press releases.

The information contained in this announcement do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities mentioned herein have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any state or other jurisdiction of the United States.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.